Commonwealth Thoroughbreds LLC

1450 North Broadway

Lexington, Kentucky 40505

September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Taylor Beech Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed September 3, 2021 File No. 024-11130

Ladies and Gentlemen:

We request that the above referenced Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A for Commonwealth Thoroughbreds LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission at 10:00 AM Eastern Time on Wednesday, September 22, 2021, or as soon thereafter as practicable.

Sincerely, /s/ Brian Doxtator, Chief Executive Officer of Commonwealth Markets Inc., the Managing Member of Commonwealth Thoroughbreds LLC

Copy to:          Alan K. MacDonald